Exhibit 99.1
For Immediate Release
October 19, 2006
SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006
Product Revenues Increased 13%
Earnings Per Share Increased 16%
     WALLDORF – October 19, 2006 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the third quarter and nine months ended September 30, 2006.
HIGHLIGHTS – Third Quarter 2006
Revenues
•	Software revenues for the third quarter of 2006 were €691 million (2005: €590 million), representing an increase of 17% (20% at constant currencies1) compared to the third quarter of 2005.

•	Product revenues for the 2006 third quarter were €1.6 billion (2005: €1.4 billion), which is an increase of 13% (16% at constant currencies1) compared to the same period in 2005.

•	Total revenues were €2.2 billion for the third quarter of 2006 (2005: €2.0 billion), which represented an increase of 11% (14% at constant currencies1) compared to the third quarter of 2005.
Core Enterprise Applications Vendor Share2
•	Based on software revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors, which account for approximately $16.4 billion in software revenues as defined by the Company based on industry analyst research, continued to grow by 0.9 percentage points to 22.6% at the end of the third quarter of 2006. This represents more than twice the share of the next largest vendor.

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 2
Regional Performance
             The Company reported double digit growth rates in software revenues in each of its three regions for the third quarter of 2006. Software revenues in the Americas region grew 19% (23% at constant currencies 1 ) to €292 million for the third quarter of 2006 with the U.S. reporting an increase of 15% (20% at constant currencies 1 ) to €228 million. In the EMEA (Europe, Middle East and Africa) region, software revenues increased 14% (15% at constant currencies 1 ) to €301 million with Germany reporting a 3% increase to €117 million for the third quarter of 2006. Software revenues in the Asia-Pacific region for the third quarter of 2006 increased 22% (28% at constant currencies 1 ) to €98 million, with Japan reporting a 51% increase (65% at constant currencies 1 ) to €39 million.
Income
•	Operating income for the third quarter of 2006 was €583 million (2005: €517 million), which was an increase of 13% compared to the third quarter of 2005. Pro forma operating income[1] was €606 million (2005: €520 million) for the 2006 third quarter, representing an increase of 17% compared to the same period last year.

•	The operating margin for the third quarter of 2006 was 26.0%, which was an increase of 0.3 percentage points compared to the third quarter of 2005. The pro forma operating margin[1] for the 2006 third quarter was 27.0%, which was an increase of 1.2 percentage points compared to the 2005 third quarter.

•	Net income for the 2006 third quarter was €388 million (2005: €334 million), or €1.27 per share (2005: €1.08 per share), representing an increase of 16% compared to the third quarter of 2005. Third quarter 2006 pro forma net income[1] was €405 million (2005: €337 million), or pro forma €1.32 earnings per share[1] (2005: €1.09 per share), representing an increase of 20% compared to the third quarter of 2005.
             “We reported a strong third quarter with an impressive win rate and double digit software revenue growth in all regions,” said Henning Kagermann, CEO of SAP. “At constant currencies, we have now reported 11 consecutive quarters of double digit software revenue growth. This long track record of outstanding performance can be largely attributed to our successful strategy

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 3
of growing SAP organically. This disproves our major competitor’s claim. SAP’s strategy has worked very well for our customers and our company, resulting in an exceptional customer satisfaction rate and a considerable gain in SAP’s worldwide share among Core Enterprise Applications vendors, which increased from 16.5% to 22.6% over the past three years.”
     Mr. Kagermann continued, “We provided a roadmap describing a planned 2007 completion of our enterprise service-oriented architecture. I am pleased to say that we remain on target and on schedule with all deliverables to complete this roadmap. Moreover, with the delivery of mySAP ERP 2005, we have provided our customers and partners the first services enabled suite in the industry, well ahead of the competition. Due to the flexible nature of an enterprise services-oriented architecture, mySAP ERP 2005 gives us the unique position to offer our customers accelerated continuous innovation without upgrades by providing optional Enhancement Packages for many years.”
HIGHLIGHTS – Nine Months 2006
Revenues
•	Software revenues increased 15% (15% at constant currencies 1 ) to €1.8 billion (2005: €1.6 billion) for the first nine months of 2006 compared to the same period last year.

•	Product revenues increased to €4.4 billion (2005: €3.9 billion) for the first nine months of 2006, representing an increase of 13% (13% at constant currencies 1 ) compared to the first nine months of 2005.

•	Total revenues were €6.5 billion (2005: €5.8 billion) for the 2006 first nine months, which was an increase of 13% (12% at constant currencies 1 ) compared to the same period last year.
Income
•	Operating income for the first nine months of 2006 was €1.5 billion (2005: €1.4 billion), which was an increase of 13% compared to the same period last year. Pro forma operating income[1] for the 2006 nine month period was €1.6 billion (2005: €1.4 billion), representing an increase of 16% compared to the 2005 nine month period.

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 4
•	The operating margin for the first nine months of 2006 was 23.5%, which was flat compared to the 2005 nine month period. The pro forma operating margin[1] was 25.0% for the first nine months of 2006, which was an increase of 0.7 percentage points compared to the same period in 2005.

•	Net income for the first nine months of 2006 was €1.1 billion (2005: €877 million), or €3.53 per share (2005: €2.83 per share), representing an increase of 24% compared to the same period in 2005. Pro forma net income[1] for the 2006 nine month period was €1.2 billion (2005: €910 million), or pro forma €3.75 per share[1] (2005: €2.94 per share), representing an increase of 27% compared to the same period in 2005. Nine months 2006 net income, earnings per share, pro forma net income[1] and pro forma earnings per share[1] were positively impacted by approximately €30 million, or €0.10 per share, from a reduced second quarter effective tax rate of 25% mainly due to a settlement with the fiscal authorities on one specific item.
Cash Flow
•	Operating cash flow for the first nine months of 2006 was €1.3 billion (2005: €1.1 billion). Free cash flow[1]for the 2006 nine month period was €1.0 billion (2005: €901 million), which was 16% of total revenues for the first nine months of 2006 (2005: 16%). At September 30, 2006, the Company had €2.8 billion in liquid assets, including short term marketable securities (September 30, 2005: €3.1 billion). The year-over-year decrease in liquid assets is primarily the result of an increase in share buybacks in 2006, expenditures on acquisitions and increased dividend payments.
Share Buy-Back Program
•	In the first nine months of 2006, the Company bought back 5.81 million shares at an average price of €165.25 (total amount: €960 million). This compares to 2.75 million shares bought back in the first nine months of 2005. At September 30, 2006, treasury stock stood at 11.35 million shares at an average price of €139.89. SAP’s current share buy-back program allows the Company to purchase up to 30 million shares. Given the Company’s strong free cash flow[1] generation, SAP plans to further evaluate opportunities to buy back shares in the future.

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 5
BUSINESS OUTLOOK
The Company also announced an update to its outlook for the full-year 2006.
•	The Company increased its expected full-year 2006 pro forma earnings per share[1], which excludes stock-based compensation, acquisition-related charges and impairment-related charges. The Company now expects pro forma earnings per share to be slightly above the previously communicated range of €5.80 to €6.00 per share.

•	The Company reaffirmed that it expects full-year 2006 product revenues to increase in a range of 13% — 15% compared to 2005. This growth rate is based on the Company’s expectation for full-year 2006 software revenue growth in a range of 15% — 17% compared to 2005. From today’s perspective, it appears less likely that product or software revenue growth will reach the upper end of the aforementioned ranges.

•	The Company reaffirmed that it expects the full-year 2006 pro forma operating margin[1], which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 – 1.0 percentage points compared to 2005. From today’s perspective it appears less likely that the pro forma operating margin increase will be at the upper end of the aforementioned range.

•	The outlook continues to be based on a U.S. Dollar to Euro exchange rate of $1.23 per €1.00.

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 6
Regional Performance
Third Quarter 2006 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	Q3 2006	Q3 2005	Change	% Change

Total	691	590	+101	+17%

- at constant currency rates				+20%

EMEA	301	263	+38	+14%

- at constant currency rates				+15%

Asia-Pacific	98	81	+17	+22%

- at constant currency rates				+28%

Americas	292	246	46	+19%

- at constant currency rates				+23%
Third Quarter 2006 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	Q3 2006	Q3 2005	Change	% Change

Total	2,245	2,014	+231	+11%

- at constant currency rates				+14%

EMEA	1,123	1,018	+105	+10%

- at constant currency rates				11%

Asia-Pacific	274	243	+31	+13%

- at constant currency rates				+19%

Americas	848	753	+95	+13%

- at constant currency rates				+17%
Nine Months 2006 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	9 Mos 2006	9 Mos 2005	Change	% Change

Total	1,840	1,600	+240	+15%

- at constant currency rates				+15%

EMEA	826	767	+59	+8%

- at constant currency rates				+8%

Asia-Pacific	257	231	+26	+11%

- at constant currency rates				+13%

Americas	757	602	+155	+26%

- at constant currency rates				+24%

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 7
Nine Months 2006 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	9 Mos 2006	9 Mos 2005	Change	% Change

Total	6,481	5,759	+722	+13%

- at constant currency rates				+12%

EMEA	3,264	3,030	+234	+8%

- at constant currency rates				+8%

Asia-Pacific	785	699	+86	+12%

- at constant currency rates				+14%

Americas	2,432	2,030	+402	+20%

- at constant currency rates				+17%
KEY EVENTS – Third Quarter 2006
•	In the third quarter of 2006, SAP demonstrated strong momentum, announcing major contracts in all key regions: Au Bon Pain (ABP), Beall’s, Century Casinos Inc., Michigan Department of Treasury, Pennsylvania Turnpike Commission (PTC), Philadelphia Newspapers LLC., and the State of North Carolina in the Americas; ABN AMRO, Belarus Bank, BMW, City of Nuremberg and Fujitsu Siemens Computers in EMEA; China National Offshore Oil Corp.. Kyocera Mita Corporation and Wumart in Asia Pacific.

•	SAP announced that it is evolving its product release road map for mySAP ERP. Moving forward, all new functional enhancements to mySAP ERP through 2010 will be made available as extensions to mySAP ERP 2005 in a series of optional enhancement packages.

•	On September 29, 2006, SAP announced it has achieved Java Platform, Enterprise Edition (Java EE) 5 compatibility. Achieving compatibility means SAP customers and partners can develop robust Java applications on the SAP NetWeaver platform using the latest mature technology standards—simplifying and accelerating application development projects.

•	Validating its strategy of organic growth combined with strategic, “tuck-in” acquisitions to add valuable software functionality that fulfills customer demands worldwide, SAP announced on September 28, 2006 that more than 300 installations of the SAP xApp Manufacturing Integration and Intelligence (SAP xMII) composite application are in place. The milestone is reached just one year following SAP’s 2005 acquisition of Lighthammer Software Development Corporation.

•	On September 26, 2006, SAP announced the availability of the third wave of SAP CRM on-demand solutions, successfully meeting its quarterly product road map laid out in February of this year. SAP also unveiled additional capabilities for the existing SAP CRM on-demand solutions.

•	On September 20, 2006, Accenture and SAP announced a global agreement to co-develop a collaborative health network (CHN) solution, which is designed to help healthcare organizations improve patient care by streamlining the way they access, integrate and share information.

•	SAP launched the industry’s first community for business process experts. The objective of this Business Process Experts Community is to facilitate the exchange between IT and business processes.

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 8
•	SAP unveiled SAP Enterprise Search, an application that allows information workers to easily locate and leverage critical business data from internal and external sources to save time and increase productivity. The application is available for developers to download today; commercial availability is planned for 2007.

•	SAP announced the availability of SAP Discovery System software for enterprise SOA. With SAP Discovery System, developers and enterprise architects have a clear risk-free first step in experimenting with enterprise SOA.

•	Furthering its ongoing commitment to compliance market, SAP announced on September 6, 2006 the expansion of its portfolio of solutions designed to help large and small enterprises manage governance, risk and compliance (GRC). SAP also announced a strategic relationship in North America with Cisco Systems Inc. to enhance the effectiveness of SAP solutions for GRC through access and identity intelligence.

•	On August 15, 2006, SAP announced it has made an investment in Questra Corporation, a leader in intelligent device management (IDM). The announcement marks the first investment for SAP’s $125 million global SAP NetWeaver Fund and underscores SAP’s commitment to fuel the development of innovative solutions built on the SAP NetWeaver platform.

•	On July 26, 2006, SAP announced that the Pennsylvania Turnpike Commission (PTC) will deploy Duet software, the first product jointly developed and supported by industry leaders SAP and Microsoft, to drive new business efficiencies and further extend the value of its technology systems by enabling its employees to access SAP business data and processes via the familiar Microsoft Office environment.

•	On July 10, 2006, SAP announced that it will introduce new e-commerce and web-based capabilities to SAP Business One. The new capabilities enable companies to set up online stores easily and to deploy customer relationship management (CRM) software quickly and simply via the Internet, extending the reach and accessibility of SAP Business One to a new set of users.
Webcast/Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software*. Today, more than 36,200 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 9
solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2006 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Steve Bauer +1 610 661-3951, steve.bauer@sap.com, EDT
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(Tables to follow)

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 10
Consolidated Income Statements
SAP-Group 3rd quarter
(unaudited)
(€ millions)

	2006	2005	Δ
Software revenue	691	590	17%
Maintenance revenue	884	802	10%
Product revenue	1,575	1,392	13%
Consulting revenue	562	519	8%
Training revenue	91	84	8%
Service revenue	653	603	8%
Other revenue	17	19	-11%
Total revenue	2,245	2,014	11%

Cost of product	-267	-241	11%
Cost of service	-498	-464	7%
Research and development	-330	-254	30%
Sales and marketing	-452	-430	5%
General and administration	-112	-107	5%
Other income/expense, net	-3	-1	200%
Total operating expenses	-1,662	-1,497	11%

Operating income	583	517	13%

Other non-operating income/ expense, net	-4	-11	-64%
Financial income, net	19	11	73%
Income before income taxes	598	517	16%

Income taxes	-209	-182	15%
Minority interest	-1	-1	0%
Net income	388	334	16%

Basic earnings per share (in €)	1.27	1.08	16%

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 11
Consolidated Income Statements
SAP-Group 3rd quarter
(unaudited)
Additional information
(€ millions)

	2006	2005	Δ
Pro-forma operating income reconciliation:

Operating income	583	517	13%
LTI/STAR/SOP	14	-6	N/A
Settlement of stock-based compensation programs	0	0	N/A

Total stock-based compensation	14	-6	N/A
Acquisition-related charges	9	9	0%

Pro-forma operating income excluding stock-based compensation and acquisition-related charges 1)	606	520	17%

Operating margin	26.0%	25.7%

Pro-forma operating margin	27.0%	25.8%

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 12
Consolidated Income Statements
SAP-Group 3rd quarter
(unaudited)
Additional information
(€ millions)

	2006	2005	Δ
Financial income, net	19	11	73%
- thereof impairment-related charges	-1	-1	0%

Income before income taxes	598	517	16%
Income taxes	209	182	15%
Effective tax rate	35%	35%

Pro-forma net income reconciliation:

Net income	388	334	16%
Stock-based compensation, net of tax	10	-4	N/A
Acquisition-related charges, net of tax	6	6	0%
Impairment-related charges, net of tax	1	1	0%

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	405	337	20%

Pro-forma EPS reconciliation:

Earnings per share (in €)	1.27	1.08	16%
Stock-based compensation	0.03	-0.01	N/A
Acquisition-related charges	0.02	0.02	0%
Impairment-related charges	0.00	0.00	0%

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	1.32	1.09	20%
Weighted average number of shares (in thousands) treasury stock excluded	305,427	309,792

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 13
Consolidated Income Statements
SAP-Group nine months ended September 30
(unaudited)
(€ millions)

	2006	2005	Δ
Software revenue	1,840	1,600	15%
Maintenance revenue	2,600	2,320	12%
Product revenue	4,440	3,920	13%
Consulting revenue	1,707	1,534	11%
Training revenue	278	247	13%
Service revenue	1,985	1,781	11%
Other revenue	56	58	-3%
Total revenue	6,481	5,759	13%

Cost of product	-802	-698	15%
Cost of service	-1,516	-1,386	9%
Research and development	-955	-782	22%
Sales and marketing	-1,360	-1,239	10%
General and administration	-331	-308	7%
Other income/expense, net	6	5	20%
Total operating expenses	-4,958	-4,408	12%

Operating income	1,523	1,351	13%

Other non-operating income/ expense, net	-19	0	N/A
Financial income, net	76	3	N/A
Income before income taxes	1,580	1,354	17%

Income taxes	-494	-475	4%
Minority interest	-2	-2	0%
Net income	1,084	877	24%

Basic earnings per share (in €)	3.53	2.83	24%

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 14
Consolidated Income Statements
SAP-Group nine months ended September 30
(unaudited)
Additional information
(€ millions)

	2006	2005	Δ
Pro-forma operating income reconciliation:

Operating income	1,523	1,351	13%
LTI/STAR/SOP	64	23	178%
Settlement of stock-based compensation programs	0	0	N/A

Total stock-based compensation	64	23	178%
Acquisition-related charges	34	23	48%

Pro-forma operating income excluding stock-based compensation and acquisition-related charges 1)	1,621	1,397	16%

Operating margin	23.5%	23.5%

Pro-forma operating margin	25.0%	24.3%

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 15
Consolidated Income Statements
SAP-Group Nine months ended September 30
(unaudited)
Additional information
(€ millions)

	2006	2005	Δ
Financial income, net	76	3	N/A
- thereof impairment-related charges	-1	-3	-67%

Income before income taxes	1,580	1,354	17%
Income taxes	494	475	4%
Effective tax rate	31%	35%

Pro-forma net income reconciliation:

Net income	1,084	877	24%
Stock-based compensation, net of tax	46	16	188%
Acquisition-related charges, net of tax	21	14	50%
Impairment-related charges, net of tax	1	3	-67%

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	1,152	910	27%

Pro-forma EPS reconciliation:

Earnings per share (in €)	3.53	2.83	24%
Stock-based compensation	0.15	0.05	188%
Acquisition-related charges	0.07	0.05	50%
Impairment-related charges	0.00	0.01	-67%

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	3.75	2.94	27%
Weighted average number of shares (in thousands) treasury stock excluded	307,144	309,791

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 16
Consolidated Balance Sheets
SAP Group
PRELIMINARY and UNAUDITED
(€ millions)
ASSETS

	09/30/2006	12/31/2005	Δ
Intangible assets	1,273	766	66%
Property, plant, and equipment	1,156	1,095	6%

Financial assets	425	534	-20%

FIXED ASSETS	2,854	2,395	19%

Accounts receivable	1,949	2,251	-13%
Inventories and other assets	777	655	19%

Liquid assets/Marketable securities	2,795	3,423	-18%

CURRENT ASSETS	5,521	6,329	-13%

DEFERRED TAXES	232	251	-8%

PREPAID EXPENSES	115	88	31%

TOTAL ASSETS	8,722	9,063	-4%
SHAREHOLDERS’ EQUITY AND LIABILITIES

	09/30/2006	12/31/2005	Δ
SHAREHOLDERS’ EQUITY	5,560	5,782	-4%
MINORITY INTEREST	9	8	13%

RESERVES AND ACCRUED LIABILITIES	1,784	2,023	-12%

OTHER LIABILITIES	678	846	-20%
DEFERRED INCOME	691	404	71%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	8,722	9,063	-4%

Days Sales Outstanding	69	68

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 17
Consolidated Statements of Cash Flows
SAP-Group nine months ended September 30
(unaudited)
(in € millions)

	2006	2005
Net income	1,084	877
Minority interest	2	2
Income before minority interest	1,086	879
Depreciation and amortization	158	155
Gains on disposal of property, plant, and equipment and equity securities	-3	-4
Write-ups/downs of financial assets, net	-1	3
Impacts of STAR hedging	-62	27
Stock-based compensation including income tax benefits	61	30
Change in accounts receivables and other assets	199	78
Change in reserves and liabilities	-374	-338
Change in deferred taxes	-52	3
Change in other assets	-26	-45
Change in deferred income	281	296
Net cash provided by operating activities	1,267	1,084
Acquisition of minorities in subsidiaries	0	-28
Other acquisitions, net of cash and cash equivalents acquired	-497	-71
Purchase of intangible assets and property, plant, and equipment	-233	-183
Purchase of financial assets	-279	-436
Proceeds from disposal of fixed assets	39	19
Purchase of marketable securities	-47	-126
Change in liquid assets (maturities exceeding 3 months)	944	938
Net cash used in investing activities	-73	113
Dividends paid	-447	-340
Purchase of treasury stock	-971	-376
Proceeds from reissuance of treasury stock	146	153
Proceeds from issuance of common stock (Stock-based compensation)	44	34
Proceeds/repayment of short-term and long-term debt	-1	0
Proceeds from the exercise of equity-based derivatives (STAR hedge)	57	39
Acquisition of equity-based derivatives (STAR hedge)	-53	-47

Net cash used in financing activities	-1,225	-537
Effect of foreign exchange rates on cash	-33	80
Net change in cash and cash equivalents	-64	740
Cash and cash equivalents at the beginning of the period	2,064	1,506
Cash and cash equivalents at the end of the period	2,000	2,246

SAP Reports 17% Growth in Software Revenues for the Third Quarter 2006	Page 18
Nine Months 2006 Free Cash Flow (in €millions, unaudited)
SAP Group

	9 Mos 2006	9 Mos 2005	% Change

Operating Cash Flow	1,267	1,084	+17

Capital Expenditure	-233	-183	+27

Free Cash Flow [1]	1,034	901	+15

Free Cash Flow as a % of Revenue	16%	16%	0 PP

Total Revenue	6,481	5,759	+13

Footnotes
1) Non-GAAP Measures:
This press release discloses certain financial measures, such as pro-forma operating income, pro-forma operating margin, pro-forma expenses, pro-forma net income, pro-forma earnings per share (EPS), and currency-adjusted year-on-year changes in revenue and operating income, which are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are therefore considered non-GAAP measures. The non-GAAP measures that SAP reports may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that SAP reports should be considered as additional to, and not as a substitute for or superior to, operating income, operating margin, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP. The non-GAAP measures included in this report are reconciled to the nearest U.S.GAAP measure.
Pro-forma operating income, pro-forma operating margin, pro-forma expenses, pro-forma net income, pro-forma earnings per share (pro-forma EPS)
SAP believes that pro-forma operating income, pro-forma operating margin, pro-forma net income, and pro-forma EPS, all based on pro-forma expenses, provide supplemental meaningful information that can help investors assess the financial performance of the Company using the same measures that SAP uses in its internal management reporting.
The following expenses are eliminated from pro-forma expenses, pro-forma operating income, pro-forma operating margin, pro-forma net income, pro-forma EPS, and other pro-forma measures:
•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP, as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. SAP excludes stock-based compensation expenses because it has no direct influence over the actual expense of these awards once it has entered into stock-based compensation commitments.

•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property. Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component relating to current year acquisitions for

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which the Company has not yet finalized its purchase price allocation and therefore, cannot accurately assess the impact of the acquisition related charges.
•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments. These charges are excluded because they are outside the control of the Company’s management.
The pro-forma measures disclosed are the same measures that SAP uses in its internal management reporting. Pro-forma operating income is one of the criteria, alongside the software revenue increase, for performance-related elements of management compensation.
In addition, SAP gives full year and long term guidance based on non-GAAP financial measures. The guidance is provided on pro-forma operating performance excluding stock-based compensation expenses and acquisition-related charges to focus on components that reflect the operational performance that management can directly influence and reasonably forecast for the periods covered by the guidance.
Free Cash Flow
Management believes that free cash flow is a widely accepted supplemental measure of liquidity among companies. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. SAP calculates free cash flow as operating cash flow minus capital expenditures. Free cash flow should be considered in addition to, and not as a substitute, or superior to, cash flow, or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Constant-Currency Period over Period Changes
SAP believes it is important for investors to have information that provides insight into its sales growth. Revenue amounts determined under U.S. GAAP provide information that is useful in this regard. Period-over-period changes in such revenue amounts are impacted by both growth in sales volume as well as currency effects. Under its business model SAP does not sell standardized units of products and services. Therefore SAP cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. In order to provide additional information that is useful to investors in evaluating sales volume growth SAP presents information about its revenue and income growth adjusted for foreign currency effects. SAP calculates constant-currency period over period changes in revenue and income by translating foreign currencies using the average exchange rates from 2005 instead of 2006. Constant-currency period over period changes should be considered in addition to, and not as a substitute, or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.
2) Core Enterprise Applications Vendor Share
In previous quarters, worldwide peer group share was provided based on a peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. The Company believes that after the large amount of consolidation that has occurred among the larger companies in the software industry, the peer group has become too small to provide an adequate metric for the purpose of measuring growth of sales share. Therefore, the Company will now be providing share data based on the vendors of Core

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Enterprise Applications solutions, which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research. For 2006, industry analysts project approximately 4% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 4% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 30) of Core Enterprise Application vendors.